Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

To:

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:

Correspondence Letter regarding Nouslogic Healthcare Inc. Form 1-A

Received 15 April 2021

16 April 2021

Please find this correspondence letter and updated EDGAR filling to include Form 1-A, Offering Circular, and attachments as our answer your Comment Letter dated 15 April 2021. We trust you will find the answers complete and satisfactory and will approve our offering in short order. Please feel free to contact Gavin West directly with any additional questions generated by this review.

Comment 1: Management, page 7

We note that Gavin West has signed the Offering Circular as CEO, that he is listed as CEO in a new table on page 8 with a footnote stating that he “assumed CEO duties from Hoang Nhu for Commercialization of the Company”, and that he is listed as “Incoming CEO” on page 26. However pages 7 and 9 continue to state that Mr. Nhu is the CEO of the company. Please reconcile your disclosure throughout the Offering Circular to clarify.

Answer 1:

Mr. Nhu is the founder and current CEO of Noulsogic Healthcare. Mr. West has been retained by the company to oversee the Reg A+ raise and will assume duties as CEO upon first close of this offering. At that time Mr. Nhu will assume duties a Chief Operating Office / Chief Technology Officer as well a serve on the Board of Directors.

The Form 1 A and Offering Circular have been amended to reflect Mr. Nhu as the CEO and Mr. West as Incoming CEO and footnotes have been added to provide appropriate clarity to investors.

Comment 2: Financial Synopsis

We note the revisions provided in response to prior comment 6. Please revise to provide a narrative discussion of the significant assumptions used to support the significant increase in revenues from those reported in 2020, and clarify why these assumptions are reasonable. Revise to also discuss that investors should be cautioned against attributing undue certainty or unduly relying on management’s projections.

Answer 2:

The Offering Circular has been revised to caution investors against attributing undue certainty or unduly relying on managements projections as well as providing the below narrative regarding significant assumptions underlying revenue projections. Below is the narrative that has been inserted into the offering Circular:

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

“As with any investment, we caution investors against attributing undue certainty or unduly relying on management’s projections regarding significant assumptions underlying revenue projections. However, Nouslogic believes that the fundamental assumptions underlying our revenue model are sound. To begin with, revenue from 2018-2020 are pre-commercialization in nature. Nouslogic is a start-up, conducting this offering to support initial entry into the market. All revenue to date has been achieved as part of Beta trials of our various product offerings and has been achieved without the use of any sales or marketing assets. In general, it is rare for a company to achieve revenue during beta testing, however, the strong market acceptance in our limited trials for product refinement allowed us to achieve some revenue and reflects strong market demand for the product(s).

Revenue projections for 2021 and beyond are based on modeling of the likely share of market to be captured. These are based on a market penetration of only 0.1% to 0.25% of the market being captured in the first full year post funding. We believe these are very reasonable projections based on 1) decades of combined medical and technical commercialization experience of our leadership team and advisors 2) validated technology adoptions models 3) results of Beta testing showcasing high market acceptance, and 4) plans to immediately develop nationwide distribution network to drive sales. In short, these estimates are likely conservative when viewed as a percentage of the market instead of gross revenue numbers.

Nouslogic has prepared a nationwide sales and marketing campaign which relies on distribution partners who have strong existing relationships within their respective verticals. This reduces time to acquire new customers. Additionally, Nouslogic has high margins due to the Database access component of our services. This serves two purposes. It allows us to provide very good compensation to our sales agents as well as residual income for them. This creates strong incentive for them to push for adoption of our products and will result in faster market capture.

The core technology resident in Nouslogic offerings has applications in multiple verticals including hospitals, general practice physicians, food service, and hospitality. This diversification will allow Nouslogic to push assets to whichever verticals become most productive which increases the likelihood of achieving projections. By not relying on a single revenue stream, while maintaining only costs associated with core technologies we reduce our overall risk profile.”

Comment 3: Consent of Independent Accountant.

In response to prior comment 15 you have provided the consent of Omar Alnuaimi, CPA within the audited financial statements. Consistent with the consent provided for Noman Tahir CPA, please revise to file the consent of Omar Alnuaimi, CPA as an exhibit to the filing. Refer to Item 16 and 17 of Part III to Form 1-A.

Answer 3:

The Consent of Omar Alnuami, CPA was erroneously placed with the audit results instead of as an exhibit . The Circular has been updated to include this document as an exhibit.

Comment 4: Independent Auditor’s Report to the Member of Nouslogic Healthcare, Inc.

The last sentence of the first paragraph of the auditor’s report is incomplete. Please revise.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Answer 4:

The Independent Auditor has revised their report to correct this oversight and the appropriate update has been reflected in the circular.

Comment 5: Statement of Cash Flows

We see on page 50 within Note 7 that the related party loan is an unsecured interest-free loan from a shareholder with no fixed repayment terms. Please revise to present this as a cash flow from Financing Activities in accordance with ASC 230-10-45-14.

Answer 5:

Auditor has revised their report to appropriate reflect this loan and the circular has been updated in accordance with ASC 230-10-45-14.

NOUSLOGIC HEALTHCARE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 (Amounts in USD)

	Notes	2020	2019

Cash flows from operating activities
Net loss for the year		(67,057)	(256,215)
Adjustments for:
Depreciation	5	215	215
Increase in other assets		(375)	(299)
Net cash used in operating activities		(67,217)	(256,299)

Cash flows from financing activities
Increase in loan from a related party	7	34,000	—
Net cash from financing activities		34,000	—

Net change in cash and cash equivalents		(33,217)	(256,299)

Cash and cash equivalents, beginning of year		40,267	296,566
Cash and cash equivalents, end of year		7,050	40,267

The note from 1 to 14 form an integral part of these financial statements.

Comment 6: Exhibits

We note your response to our prior comment 18. Please file your agreement with US Cap Global Securities (USCGS), pursuant to which it has agreed to provide placement agent services, as an exhibit. See Item 17.1 of Item III of Form 1-A.

Answer 6:

The Private Placement Agreement between USCGS and Nouslogic has been added to the Offering Circular as an exhibit 17.1 at the end of the exhibits section of the ciricular.

Respectfully Submitted,

Gavin West
Incoming CEO
Nouslogic Healthcare